UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan’s trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 17, 2005

Merck Puerto Rico Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments at market value	$28,084,714	$31,759,750
Participant loans at cost	1,938,996	1,858,151

Total investments	30,023,710	33,617,901

Receivables
Employer contribution	49,208	44,540
Participant contributions	165,092	170,144
Accrued interest and dividends	199,978	186,713

Total receivables	414,278	401,397

Net assets available for benefits	$30,437,988	$34,019,298

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions to net assets attributed to
Investment loss
Net depreciation in market value of investments	$(6,486,841)
Dividends and interest	1,084,343

Net investment loss	(5,402,498)

Contributions to the Plan
By participants	4,819,041
By employer	1,342,542

Total contributions	6,161,583

Transfers in	79,506

Total additions	838,591

Deductions from net assets attributed to
Benefits paid to participants	(4,381,054)
Transfers out	(38,847)

Total deductions	(4,419,901)

Net decrease	(3,581,310)

Net assets available for benefits
Beginning of year	34,019,298

End of year	$30,437,988

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.     Description of the Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by a management committee appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. The Companies’ matching contributions are invested entirely in Merck Common Stock (non-participant directed) and may not be reallocated into any other investment option. Since January 2005, all participants have had the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Health Common Stock Fund.

Participants direct the investment of their contributions into any mutual fund investment option as well as the Merck Common Stock Fund (participant directed). During 2004, the Plan offered 19 investment options: 17 mutual funds, the Medco Health Common Stock Fund, and the Merck Common Stock Fund.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Companies’ matching contribution, and allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements December 31, 2004 and 2003

Participant Loans

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Interest income on participant loans is recorded on accrual basis.

Contributions

Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Merck Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements
December 31, 2004 and 2003

Transfer of Assets to Other Plans

Companies employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”).

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

Reclassification

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end.

	2004		2003
Merck Common Stock	$17,251,318	*	$23,916,904	*

Medco Health Common Stock	1,928,051		1,864,832

*	Includes non-participant directed portion

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,486,841 as follows:

2004
Mutual Funds	$665,576
Merck Common Stock	(7,503,129)
Medco Health Common Stock	350,712

$(6,486,841)

4.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is as follows:

Merck Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements
December 31, 2004 and 2003

	December 31,
	2004	2003
Net assets - Merck Common Stock	$6,787,749	$8,379,158

Year Ended
December 31,
2004
Changes in net assets:
Contributions	$1,342,542
Dividends and interest	295,869
Net depreciation	(2,306,191)
Benefits paid to participants	(912,780)
Transfers to participant loan accounts or other plans	(10,849)

Net decrease	$(1,591,409)

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2004, the total market value of investments in the mutual funds managed by Fidelity was $4,533,809.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2004, the total market value of investments in the Merck Common Stock Fund was $17,251,318.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Merck Puerto Rico Employee Savings and Security Plan

Notes to Financial Statements
December 31, 2004 and 2003

8.	Other Matters

Transfers in during 2004 of $ 79,506 consist of transfers between the Plan and the Merck & Co., Inc. Employee Savings and Security Plan for employees who changed their status during the year.

Transfers out consist of transfers of $ 38,847 for employees who transferred out to the Merck & Co., Inc. Employee Savings and Security Plan.

As a result of the Medco Health Solutions’ spin-off in 2003, the Plan’s participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Health Common Stock Fund for each unit of the Merck Common Stock Fund. The Medco Health Common Stock Fund will expire approximately two years from the distribution date. Participants have the option to transfer investments out of the Medco Health Common Stock Fund at any time prior to the expiration date. However, neither future contributions nor existing balances in other investment options can be invested in the Fund. Any remaining balances in this Fund will be transferred automatically to a money market or similar investment fund.

* * * * *

Supplemental Schedule
Schedule H

Merck Puerto Rico Employee Savings and Security Plan

Schedule of Assets (Held at End of Year) at December 31, 2004
(Schedule H, Part IV, Line 4i on Form 5500)

	Identity of Issuer, Borrower,		Share		Current
	Lessor or Similar Party	Description of Investment	Balance	Cost	Value
*	Merck & Co. Inc.	Merck Common Stock	1,536,181.456	**	$17,251,318
*	Fidelity Investments	Fidelity Equity-Income Fund	9,490.045	***	500,884
		Fidelity Retirement Money Market Fund	935,330.660	***	935,331
		Spartan U.S. Equity Index Fund	6,899.042	***	295,693
		Spartan Government Income Fund	5,910.740	***	65,373
		Fidelity Low-Priced Stock Fund	31,994.519	***	1,287,779
		Fidelity Dividend Growth Fund	24,860.751	***	708,283
		Fidelity Mid-Cap Stock Fund	31,576.383	***	740,466
	Medco Health Solutions, Inc.	Medco Health Common Stock	135,301.799	***	1,928,051
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	38,748.279	***	1,198,097
	The Vanguard Group	Vanguard Asset Allocation Fund	10,714.535	***	263,149
	The Capital Group Company	American Funds Europacific Growth Fund A	18,001.554	***	641,395
	American Century Investment Services, Inc.	American Century Emerging Markets Investment Fund - Institutional Class	28,169.451	***	185,637
	Columbia	Columbia Acorn Fund Z	27,540.331	***	728,442
	Janus	Janus Enterprises	2,133.901	***	80,277
		Janus Growth & Income	27,727.665	***	892,553
	PIMCO	PIMCO Total Return Fund - Institutional Class	17,155.110	***	183,045
		PIMCO Long-term Government Fund - Institutional Class	16,915.724	***	183,874
		PIMCO Foreign Bond Fund - Institutional Class	1,439.060	***	15,067
*	Participant Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2033			1,938,996

		Total			$30,023,710

*	Denotes a party-in-interest to the Plan

**	Historical cost is not available from the Trustee

***	Cost is not required for participant directed investment

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc., as plan administrator

By:	/s/ Caroline Dorsa

Caroline Dorsa
Vice President and Treasurer

June 27, 2005

EXHIBIT INDEX

Exhibit
Number	Document	Page
23	Consent of Independent Registered Public Accounting Firm	12